SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) May 5, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 2.02   Results of Operations and Financial Condition

On May 6, 2005, the Company issued a news release announcing financial and operating results for the first quarter ended March 31, 2005.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date_ May 6, 2005 _____

By_ /s/ Darwin L. Stump _____
    Darwin L. Stump
    Chief Financial Officer